Exhibit 15.4

DIVISION OF CORPORATION FINANCE	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

Mail Stop 4720

July 22, 2016

Mr. Stephen Guthrie

Executive Vice President and Chief Financial Officer

The Landrum Company

801 East Broadway

Columbia, Missouri 65201

Re:	The Landrum Company

Offering Statement on Form 1-A

Filed June 27, 2016

File No. 024-10574

Dear Mr. Guthrie:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Offering Statement Cover Page

1.	Part I, Item 4 of your registration statement indicates that you will be offering both 113,640 common shares and an indeterminate amount of preferred shares and that your aggregate offering price would be $41,160,800. You go on to state that you determined the offering price based on the assumption of an all common stock merger consideration payment. However, your disclosure on the cover page of the Offering Circular and elsewhere in the document disclose contradictory amounts of preferred shares that you intend to offer. On the cover page, you disclose that you intend to offer 41,161 shares of

Stephen E. Guthrie

The Landrum Company

July 22, 2016

Series E Preferred Shares with a note stating that what you actually offer will be less than this amount; later, in Exhibit B to Annex A, the Plan of Merger, you disclose that Landrum has already authorized 30,000 initial shares of Series E Preferred Stock. Please provide us with an explanation as to how Landrum concluded that it can include more Series E preferred shares in offering statement than appear are currently authorized.

Summary, page 5

Accounting Treatment, page 9

2.	You disclose that the Landrum Company will account for the merger as an equity transaction. Please tell us and cite for us the accounting literature that you relied upon to account for this transaction. Please also expand the disclosure here and on page 51 under the title The Merger – Accounting Treatment to provide information regarding the series of transactions that will result in The Landrum Company owning 100% of the common stock of Landmark Bank, N.A.

Interests of Certain Persons In the Merger, page 9

3.	Revise this section, and the section on page 53, to discuss the fact that officers of Landmark Bank will receive new employment contracts with Landrum, and to indicate that the members of the independent committee will continue as board members of the surviving entity.

Risk Factors

Energy Sector Risks, page 18

4.	We note your disclosure that adverse developments in the energy sector could result in significant losses, which could have a material adverse effect upon the Landrum Company results of operations and financial condition. Please expand the disclosure and separately quantify, which of the loan categories contain your energy risk exposure. To the extent known, separately quantify the portion of the allowance for loan and lease losses that relates to your energy sector exposure.

Comparative Historical And Pro Forma Data, page 24

5.	Please provide proforma financial statements or tell us why you did not provide proforma financial statements. Please refer to Rule 8.05 of Regulation S-X and the Form 1-A general instructions.

Stephen E. Guthrie

The Landrum Company

July 22, 2016

The Merger, page 30

6.	It appears that Landrum provided projections and financial forecasts to both Mercer and to Hovde, which the financial advisors both used in preparing their fairness opinions. To the extent not already disclosed in the discussion of the financial advisors opinions, please disclose all material financial forecasts or projections provided by Landrum to both financial advisors.

Background of the Merger, page 30

7.	Revise this section to discuss key components, primarily the proposed merger consideration, of the initial term sheet and each proposal and counter proposal between the special transaction committee and the independent merger committee. The revised discussion should provide investors with an idea of how the pricing changed during the negotiations between the two committees.

Compensation of Executive Officers, page 66

8.	Please revise to include the annual aggregate compensation paid to directors as a group. Please refer Item 11.b of Form 1-A for guidance.

Material Contracts and Benefit Plans, pages 69-70

9.	Please describe the material terms relating to the employment agreements for Kevin D. Gibbens, Logan M. Dale, and Sabrina B. McDonnell. In addition, please identify which employees are party to the Landrum Equity Participation Plan and Long-Term Incentive Plan and briefly describe the material terms relating to those plans. Please refer to Item 11. d of Form 1-A for guidance.

Beneficial Ownership of Principal Shareholders and Management, page 95

10.	Please revise your beneficial ownership chart to include columns describing the address of beneficial owners as well as the amount and nature of beneficial ownership acquirable. Please refer to Item 12 of Form 1-A for guidance.

Stephen E. Guthrie

The Landrum Company

July 22, 2016

Annex G — The Landrum Company 2015 and 2014 Audited Financial Statements; and

Annex H — Landmark Bank 2015 and 2014 Audited Financial Statements

Financial Statements

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies

Treatment of loan fees, page 9

11.	Please expand the note to state when loan fees are amortized over the loan life and when loan fees are included immediately as interest income. In addition, state the method of amortizing net deferred fees and costs pursuant to ASC 310-10-50-2 (d).

Note 3. Loans, page 15

12.	Please discuss the risk characteristics relevant to each portfolio segment pursuant to ASC 310-10-50-11B (a) 2. In addition, present the balance in the allowance for credit losses at the end of each period disaggregated on the basis of the entity’s impairment method and the recorded investment in financing receivables at the end of the period related to each balance in the allowance for credit losses, disaggregated on the basis of the entity’s impairment methodology. Refer to ASC 310-10-50-11B (g) and (h) and the example presented in ASC 310-10-55-7.

Note 8. Income Taxes, pages 27

13.	Please expand the note to disclose a reconciliation using percentages or dollar amounts of the reported amount of income tax expense attributable to continuing operations for the year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations pursuant to ASC 740-10-50-12.

Recently Issued Accounting Standards

14.	Please disclose your accounting policy for applying new or recently issued accounting standards. Please refer to the Form 1-A general instructions.

Stephen E. Guthrie

The Landrum Company

July 22, 2016

Annex G—The Landrum Company 2015 and 2014 Audited Financial Statements

Independent Auditors’ Report On Supplementary Information

15.	Please revise the opinion to refer to the report dated February 22, 2016.

Item 17—Exhibits

Material Contracts

16.	As addressed in a previous comment, please attach and file as exhibits to the Offering Circular the Executive Employment Agreements with the following employees: Kevin D. Gibbens, Logan M. Dale, and Sabrina B. McDonnell. Please refer to Item 17(6)(c) of Form 1-A.

Exhibit 11.3—Consent of William-Keepers LLC (independent registered public accounting firm of Landmark Bank, National Association)

Exhibit 11.4—Consent of William-Keepers LLC (independent registered public accounting firm of The Landrum Company)

17.	Please file signed and dated consents from your independent registered public accounting firm. In this regard, please revise the consents to refer to the Form 1-A of The Landrum Company as opposed to Royal Bancshares, Inc. and to refer to the related consolidated statements of income, comprehensive income (loss), stockholders’ equity, and cash flows for each of the fiscal years in the two-year period ended December 31, 2015, and the related notes to the consolidated financial statements.

Exhibits 12.1—Legal Opinion of Polsinelli PC

Exhibit 12.2—Opinion of Polsinelli PC as to certain tax matters

18.	Please file counsel’s legal opinion as to the transaction as well as their opinion regarding certain tax matters. Please see Item 17(12) of Form 1-A.

Exhibit 15.2—Brochure Accompanying Proxy Statement/Offering Circular

19.	Please revise the last page under the title Landmark Bank to refer to total equity of approximately $217.5 million.

Stephen E. Guthrie

The Landrum Company

July 22, 2016

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christina Harley, Staff Accountant, at (202) 551-3695 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Dilk, Staff Attorney, at (202) 551-3427 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Mr. Larry Harris, Esq.